CUSIP No.  67065M-10-2                                         Page 1 of 7 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                            NUWAVE TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                $0.001 Par Value
                                ----------------
                                       and

                            Series B Preferred Stock
                                 $0.01 Par Value
                                 ---------------

                         (Title of Class of Securities)

                                   67065M-10-2
                                   -----------
                                 (CUSIP Number)

                            Timothy J. Connolly, CEO
                            NuWave Technologies, Inc.
                       109 North Post Oak Lane, Suite 422
                              Houston, Texas 77024
                                 (713) 621-2737

                                    Copy to:

                            Matthew L. Ogurick, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                    201 South Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.  67065M-10-2                                         Page 2 of 7 Pages

                                  SCHEDULE 13D

------------------------ -----------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                         ONLY) Michael O. Sutton
------------------------ -----------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                          (a) [ ]
                                                                                          (b) [ ]
------------------------ -----------------------------------------------------------------------------
3                        SEC USE ONLY

------------------------ -----------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         OO
------------------------ -----------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                         2(d) or 2(e) [ ]

------------------------ -----------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------ ------------ ----------------------------------------------------------------
NUMBER OF SHARES         7            SOLE VOTING POWER
BENEFICIALLY
OWNED BY                              12,500,000 shares of Common Stock
EACH REPORTING                        6,666 shares of Series B Preferred Stock (convertible)
PERSON WITH
------------------------ ------------ ----------------------------------------------------------------
                         8            SHARED VOTING POWER
                                      -0-
                         ------------ ----------------------------------------------------------------
                         9            SOLE DISPOSITIVE POWER
                                      12,500,000 shares of Common Stock
                                      6,666 shares of Series B Preferred Stock (convertible)
                         ------------ ----------------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER
                                      -0-
------------------------ -----------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON 12,500,000 shares of Common Stock 6,666 shares
                         of Series B Preferred Stock (convertible)
------------------------ -----------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------ -----------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         55.0% of Common Stock
                         6.7% of Series B Preferred Stock (convertible)
------------------------ -----------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         IN
------------------------ -----------------------------------------------------------------------------

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

CUSIP No.  67065M-10-2                                         Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER

      This statement (this "Statement") relates to shares of common stock ("Common Stock"), par value $0.001 per share and shares of Series B convertible preferred stock ("Series B Preferred"), par value $0.01 per share (collectively, the "Shares"), of NuWave Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 109 N. Post Oak Lane, Suite 422, Houston, Texas 77024.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement on Schedule 13D is filed by on behalf of Michael O. Sutton (the "Reporting Person").

      (b) The address of the Reporting Person is 10806 Briar Branch Lane, Houston, Texas 77024.

      (c) Michael O. Sutton's principal occupation is attorney.

      (d) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (e) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On August 31, 2005 the Issuer completed that certain Merger Agreement, by and among the Issuer, Strategies Acquisition Corp., Corporate Strategies, Inc. ("Strategies") and the shareholders of Strategies listed therein (the "Shareholders") as set forth as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 8, 2005. The Reporting Person was a Shareholder and acquired the Shares pursuant to the Merger Agreement.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person acquired the Shares in exchange for his interests in Strategies which is now a wholly-owned subsidiary of the Issuer. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired shares. However, the Reporting Person does intend, pursuant to the Merger Agreement, on converting the Series B Preferred into Common Stock which will require the Issuer to amend its charter in order to increase the authorized number of shares to a number which is adequate to effect such conversion. Effectively upon conversion of all of the issued and outstanding shares of Series B Preferred and pursuant to the terms of the Merger Agreement, the Common Stock issued upon conversion shall be equal to ninety-five percent (95%) of the issued and outstanding capital stock of the Issuer (calculated on a fully diluted basis as of the date of the merger, following the issuance of all of the Merger Consideration (as such term is defined in the Merger Agreement) and after giving effect to such conversion, but not including any shares of Common Stock issuable upon conversion of any then outstanding convertible debentures).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Prior to acquiring the Shares pursuant to the Merger Agreement, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Merger Agreement, Michael O. Sutton acquired 12,500,000 shares of Common Stock and 6,666 shares of Series B Preferred, which represent 55.0% and 6.7% of the issued and outstanding shares of Common Stock and Series B Preferred as of the date hereof, respectively.

      Michael O. Sutton has the sole power to vote and to dispose of 55.0% of the Common Stock and 6.7% of the Series B Preferred.

                                       3
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CUSIP No.  67065M-10-2                                         Page 4 of 7 Pages


      (c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares other than as a result of the Merger Agreement.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


















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

CUSIP No. 67065M-10-2                                          Page 5 of 7 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2005                          REPORTING PERSON:

                                                  /s/ Michael O. Sutton
                                                  ------------------------------
                                                  Michael O. Sutton































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